FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

June 29, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Euro Disney Affirms July 31, 2004 as Final Approval
Date for all Lenders of Memorandum of Agreement

Marne-la-Vallée, June 29, 2004 – Euro Disney S.C.A. announced today that the requisite number of lenders has approved an extension of the current debt covenant waivers to July 31, 2004, to allow all of the lenders sufficient time to review and approve the Memorandum of Agreement (“MOA”) that was signed by the Company, The Walt Disney Company (“TWDC”) and Caisse des Dépots et Consignations (“CDC”) and approved by the Steering Committee of the Company’s other lenders on June 8, 2004.

Under the plan contemplated by the MOA, the Company would obtain liquidity for sustaining its business as well as capital for investing in new park attractions as part of its long-term growth strategy.

Subject to final approval by all of the lenders, the terms of the MOA would provide for:  the deferral and subsequent conversion into subordinated long-term borrowings of both € 110 million principal outstanding on the existing line of credit from TWDC and € 58 million of deferred interest payable to the CDC; the deferral of approximately € 300 million of principal payments on senior debt for 3.5 years; elimination of the Company’s current security deposit requirement in favor of its senior lenders and the disbursement of the current deposit balance of € 100 million as a debt prepayment to such lenders; the annual deferral of € 25 million of management fees and royalties payable to TWDC for fiscal years 2005 through 2009; and annual conditional deferrals, based upon the Company’s operating results, of up to € 25 million of management fees and royalties payable to TWDC for fiscal years 2007 through 2014, and up to € 22.5 million of CDC loan interest payments for fiscal years 2005 through 2014.  The deferrals and conditional deferrals of amounts owed to TWDC and the CDC cannot be paid earlier than 2017.

In addition, the Company would obtain a new ten-year € 150 million line of credit from TWDC for seasonal liquidity requirements, reducing to € 100 million after five years.  The MOA additionally provides for converting € 290 million of payments pursuant to leases from TWDC into a minority equity position in a subsidiary that would hold substantially all of the Company’s assets and liabilities.

The MOA also provides for a € 250 million equity rights offering(1) , to which TWDC has committed to subscribe for € 100 million with the remainder underwritten by a group of financial institutions.  The MOA would also require TWDC to beneficially own at least 39% of the issued and outstanding shares of the Company until December 31, 2016.

The MOA is subject to certain conditions, including:  approvals by all of the lenders by July 31, 2004; regulatory authorisations; approvals of the reorganisation and the rights offering by the Company’s shareholders (which TWDC has agreed to vote affirmatively); completion of final documentation; and the successful implementation of the rights offering by no later than March 31, 2005.

In the event that such conditions are not met, and absent a subsequent waiver or other agreement, TWDC and the Company’s lenders would be able to demand payments for amounts owed, which the Company would not be able to satisfy.

André Lacroix, Chairman and Chief Executive Officer, said:

“We are pleased that we can report progress towards the successful resolution of the Company’s financial situation, and now aim for completion of the next step – the approval by all of the lenders of the Memorandum of Agreement by July 31, 2004.  This next step is required in order to enable us to execute our strategy of adding exciting new rides and attractions to fuel long-term growth.”

Corporate Communication

Investor Relations

Philippe Marie		Sandra Picard-Ramé
Tel: +331 64 74 59 50		Tel: +331 64 74 56 28
Fax: +331 64 74 59 69		Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com		e-mail: sandra.picard@disney.com

See www.eurodisney.com for a copy of the MOA and other Financial Information

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 1,576 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

(1) An equity rights offering provides existing shareholders with transferable rights to acquire additional shares at a specified offering price to the extent of their percentage of ownership.  If such rights are not exercised within a specified time period, then the shares underlying such rights can be offered for sale at the specified price in the open market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.

Date: June 29, 2004
	By	:/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership